# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Empery Digital Inc., CIK 0001829794
CUSIP: 92864V608
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3121 EAGLES NEST, SUITE 120, 3121 EAGLES NEST, SUITE 120, ROUND ROCK, Texas (TX), 78665
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001535610-25-000025
Filed by CIK 0001535610

## Reporting persons
- SABBY MANAGEMENT, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 479,428; sole dispositive power 0; shared dispositive power 479,428; aggregate amount beneficially owned 479,428 (1.3% of the class)
- SABBY VOLATILITY WARRANT MASTER FUND LTD: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 479,428; sole dispositive power 0; shared dispositive power 479,428; aggregate amount beneficially owned 479,428 (1.3% of the class)
- HAL MINTZ: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 479,428; sole dispositive power 0; shared dispositive power 479,428; aggregate amount beneficially owned 479,428 (1.3% of the class)

## Item 1. Issuer
Name of issuer: Empery Digital Inc.
Address of issuer's principal executive offices: 3121 EAGLES NEST, SUITE 120, 3121 EAGLES NEST, SUITE 120, ROUND ROCK, TEXAS, 78665.

## Item 2. Person Filing
Name of person filing:
Sabby Volatility Warrant Master Fund, Ltd.
Sabby Management, LLC
Hal Mintz
Address of principal business office or, if none, residence:
Sabby Volatility Warrant Master Fund, Ltd.
c/o Captiva (Cayman) Ltd
Governors Square, Bldg 4, 2nd Floor
23 Lime Tree Bay Avenue
P.O. Box 32315
Grand Cayman KY1-1209
Cayman Islands

Sabby Management, LLC
1011 Links Dr.
Miami Beach, FL 33109

Hal Mintz
c/o Sabby Management, LLC
1011 Links Dr.
Miami Beach, FL 33109
Citizenship:
Sabby Volatility Warrant Master Fund, Ltd. - Cayman Islands
Sabby Management, LLC - Delaware, USA
Hal Mintz - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Sabby Volatility Warrant Master Fund, Ltd. - 479,428

Sabby Management, LLC - 479,428

Hal Mintz - 479,428
Percent of class:
Sabby Volatility Warrant Master Fund, Ltd. - 1.32%

Sabby Management, LLC - 1.32%

Hal Mintz - 1.32%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 479,428
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 479,428

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SABBY MANAGEMENT, LLC: /s/ Robert Grundstein, Chief Operating Officer (01/07/2026)
- SABBY VOLATILITY WARRANT MASTER FUND LTD: /s/ Harry Thompson, Authorized Person of TDF Management Ltd., a Director (01/07/2026)
- HAL MINTZ: /s/ Hal Mintz, Hal Mintz (01/07/2026)